Exhibit 8(n)(i)

AMENDMENT TO

PARTICIPATION AGREEMENT

Among

MONY Life Insurance Company of America,

ProFunds,

and

ProFund Advisors LLC

In accordance with the Participation Agreement dated May 1, 2003 (“Agreement”) by and among MONY Life Insurance Company of America, ProFunds and ProFund Advisors LLC, attached is an amended Schedule A as of September 1, 2003.

MONY Life Insurance Company

By

ProFunds

By	/s/

ProFund Advisors LLC

By	/s/

September 1, 2003

Schedule A

Account(s) MONY America Variable Account A

Contract(s)

(1)	Flexible Payment Variable Annuity (MONY Variable Annuity);
(2)	Flexible Payment Variable Annuity (MONY C Variable Annuity);
(3)	Flexible Payment Variable Annuity (MONY L Variable Annuity):
(4)	Flexible Payment Variable Annuity (MONY Custom Master); and
(5)	Flexible Payment Variable Annuity (SmartMONY Variable Annuity).

Designated Portfolio(s)

ProFund VP Bear

ProFund VP UltraBull

ProFund VP Rising Rates Opportunity Fund